Mail Stop 6010

July 30, 2008

Mr. Larry A. Viano
Chief Financial Officer
Semitool, Inc.
655 West Reserve Drive
Kalispell, Montana 59901

      Re: **Semitool, Inc.**
            Form 10-K for the Fiscal Year Ended September 30, 2007
            File No. 000-25424

Dear Mr. Viano:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief